Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

November 9, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Endeavor Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed October 5, 2007

File No. 001-32697

Dear Mr. Reynolds:

On behalf of Endeavor Acquisition Corp. (“Endeavor”), we respond as follows to the Staff’s comment letter dated November 2, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the filing made on October 5, 2007 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked proxy statement to Mr. Ronald E. Alper, together with the supplemental materials identified in this letter. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided Endeavor’s response to each comment immediately thereafter.

On November 7, 2007, the Acquisition Agreement was amended and restated. The proxy statement has been amended to substitute a conformed copy of the amended and restated agreement in place of the original form of the agreement that was Annex A to the proxy statement. For the convenience of the Staff, we have separately furnished, as supplemental information, a copy of the amended and restated agreement that has been marked to show changes from the original agreement

We call to your attention that Endeavor is required to complete its business combination by December 15, 2007. If this does not occur, it will be required, by virtue of its charter, to liquidate. In this regard, it is our desire to be able to mail the proxy statement to Endeavor’s stockholders no later than November 26, 2007 for a meeting that will be held no later than December 12, 2007. Accordingly, we respectfully request that the timing of your response to this filing take this critical fact into account.

Securities and Exchange Commission

November 9, 2007

Summary

1.	Please revise the disclosure on page 9 to clearly disclose any substantial interest held by these individuals, as required by Item 5 of Schedule 14A. In addition, clearly disclose the estimated value as of a recent date of the shares of common stock held by these individuals that will expire worthless in the event this transaction is not completed.

The disclosure beginning on pages 8 and 69 of the proxy statement has been revised in response to this comment.

2.	Clarify all of the “certain” requirements set forth in the Acquisition Agreement that were waived.

The disclosure beginning on page 11 of the proxy statement has been revised in response to this comment.

Selected Historical and Pro Forma Consolidated Financial Information. page 12

Non-GAAP Financial Measures, page 17

3.	We, have reviewed your revised disclosure in response to comment 16 of our letter dated September 21, 2007, noting your reliance upon Item 10(e) of Regulation S-K for your EBITDA presentation. Tell us how your definition of EBITDA (e.g. exclusion of related-party management fees) and references to EBITDA, as adjusted, in the third paragraph comply with Item 10(e) of Regulation S-K. Also, for additional guidance see the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website.

The disclosure beginning on page 18 of the proxy statement has been revised in response to this comment. Related party management fees have not been adjusted or included in the EBITDA presentation and EBITDA is now defined and presented in accordance with Item 10(e)(1)(ii)(A) of Regulation S-K. References to “adjusted” EBITDA in the third paragraph have been deleted.

4.	We have reviewed your response to comment 16 of our letter dated September 21, 2007, noting American Apparel’s management uses EBITDA to assess the ability of American Apparel’s assets to generate cash sufficient to pay interest, meet capital expenditure requirements and otherwise meet obligations as they become due. Based on this disclosure, it appears management is using EBITDA as a liquidity measure, not a performance measure. Therefore, the most comparable GAAP financial measure would be cash flow from operations. Please revise your reconciliations here and throughout your filing accordingly.

Our earlier response to comment 16 of your letter of September 21, 2007 disclosed that American Apparel’s use of EBITDA was as a performance measure. However, the proxy statement was inadvertently not revised to reflect this. The disclosure on page 18 of the present form of proxy statement has been revised to address this issue.

Securities and Exchange Commission

November 9, 2007

5.	We have reviewed your response to comment 17 of our letter dated September 21, 2007. Your response did not address our comment related to your combined condensed EBITDA presentation on page 18, thus we reissue the comment. Considering the combined financial statements of AA1 and the CI Companies have not been presented in your filing, revise to remove such presentation here and on page 169 or tell us why you believe such presentation is appropriate with references to authoritative guidance supporting your position.

The presentation of the combined financial statements of AAI and the CI Companies has been removed from the proxy statement.

Risk Factors, page 28

Risks Related to Endeavor’s Business and Operations Following the Acquisition of American Apparel, page 28

6.	We note your response to comment 25 of our letter dated September 21, 2007 and we reissue in part the comment. Please clarify how and when you will determine whether the acquisition is subject to consents or approvals of state or Canadian governmental agencies. Please clarify when these consents or approvals will be obtained. Please reinsert the risk factor as applicable.

Endeavor has determined that the acquisition is not subject to consents or approvals of state or Canadian governmental agencies. Disclosure to this effect is now included on page 82 of the proxy statement but, accordingly, this issue is not addressed in a risk factor. However, as it is not clear that clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will be obtained by the time the proxy statement is mailed to Endeavor’s stockholders, we have included a risk factor on page 41 of the proxy statement to address such issue. The disclosure on page 82 specifies the date on which the HSR waiting period will expire. If such clearance is in fact obtained by the time the proxy statement is ready to be mailed, this risk factor will be removed.

7.	In the first risk factor on page on page 31, please tell us the criteria you use to make the determination that your products are made in the United States. For example, we note that you American Apparel appears to outsource approximately 70% of its knitting operations. It is unclear whether these outsourced knitters are domestic. Please clarify and consider explaining the requirements to label garments as “Made in the USA.”

The Federal Trade Commission has stated that for a product to be called Made in USA, or claimed to be of domestic origin without qualifications or limits on the claim, the product must be “all or virtually all” made in the U.S. The term “United States” includes the 50 states, the District of Columbia, and the U.S. territories and possessions. “All or virtually all” means that all significant parts and processing that go into the product must be of U.S. origin. That is, the product should contain no- or negligible—foreign content. American Apparel meets the FTC’s “Made in the USA” standard and from the knitting process to the final sewing of a garment, all of the processes are conducted in the US, either directly by American Apparel in its knitting, manufacturing, dyeing and finishing facilities located in Los Angeles or through local commission knitters, dyers and sewers in the Los Angeles metropolitan area and other regions in the US.

Securities and Exchange Commission

November 9, 2007

8.	We reissue comment 24 of our letter dated September 21, 2007. Provide clear disclosure of all terms that have been waived or modified. We note the disclosure on page 11 refers to waiving “certain” requirements including EBITDA requirements, and the disclosure on page 39 also appears sufficiently vague as to the waivers or modifications. Please revise. In addition, any continued discussions result in additional modifications or waivers prior to the filing of the definitive proxy statement, amend the preliminary proxy statement to provide the relevant information and include the waivers or modifications in the annex to the proxy statement.

The disclosure on pages 11 and 40 of the proxy statement has been revised in response to this comment.

Special Meeting of Endeavor Stockholders, page 43

Voting Your Shares, page 45

9.	We note your response to comment 26 of our letter dated September 21, 2007. Please clarify what effect the failure to return the proxy card or appear at the meeting will have on the vote. Also, please clarify the statement that “if you do not vote your shares of Endeavor’s common stock in any of the ways described above in favor of the acquisition proposal, it will have the same effect as a vote against the adoption of the acquisition proposal.”

We have revised the disclosure at this point and elsewhere in the proxy statement to indicate that failure to return the proxy card or appear at the meeting or otherwise to vote on the acquisition proposal will not have any effect on the proposal because the vote required to approve the proposal is a majority of the shares issued in Endeavor’s IPO that are actually cast on the proposal. Please see revised disclosures on page (ii) of the Notice of Special Meeting and pages 46 and 47 of the proxy statement.

General Description of the Acquisition, page 48

10.	We note in response to comment 28 of our letter dated September 21, 2007 you have provided how the shares to be issued to Mr. Charney may be adjusted. Please provide an estimate of the adjustment that would have occurred if the transaction had occurred as of a recent date, as an example.

The disclosure on pages 50 and 84 of the proxy statement has been revised in response to this comment.

11.	We note your response to comment 29 of our letter dated September 21, 2007. Please disclose the content of the response in the proxy statement.

The disclosure on page 50 of the proxy statement has been revised in response to this comment.

Background of the Acquisition, page 49

12.

Please reconcile your statement on page 49 that you did not enter into any agreements with these entities or other parties with respect to the identification of potential acquisition targets with the disclosure on page 51 that you retained Mr. Dolfi as a consultant. Clearly disclose whether any other entities were retained in your search for an acquisition target. Also, explain why the shares to be issued upon completion of the business combination and one year

Securities and Exchange Commission

November 9, 2007

following the business combination are not considered finders’ fees. Lastly, disclose the material terms of the arrangement or agreement with Mr. Dolfi, including the services provided and the term of the agreement.

The disclosure on page 51 of the proxy statement has been revised in response to this comment.

13.	Clarify whether there was any contact between Endeavor, its officers, directors or affiliates or any other party on its behalf, and American Apparel, prior to the initial contact through Mr. Dolfi in September 2006.

The disclosure on page 53 of the proxy statement has been revised in response to this comment.

14.	We note your response to comment 33 of our letter dated September 21, 2007. Please disclose whether there is any affiliation between ICR, LLC and any of Endeavor’s or AAI’s officers, directors or stockholders.

The disclosure on page 55 of the proxy statement has been revised in response to this comment.

15.	The statement that the agreement between Mr. Charney and Mr. Lim, dated November 2006, was before initial contact between Endeavor and American Apparel appears inconsistent with the disclosure in this section indicating contact between the parties commenced in September. Please reconcile. Also, in light of this, please provide additional background information on and explain the reason for the buyout of Mr. Lim, as previously requested.

We have been advised by American Apparel and Mr. Charney that Messrs. Charney and Lim entered into preliminary discussions with respect to Mr. Charney’s potential purchase of all of Mr. Lim’s interest in AAI and LLC in late November/early December of 2005. On or about December 6, 2005, the parties agreed in principle to the following preliminary terms. Mr. Lim would grant Mr. Charney an option to purchase all of his interests in AAI and LLC for an aggregate purchase price of $50 million. The consideration for the option would be $30 million, payable in two installments and the option would have a term of 540 days.

The terms of the option were negotiated by the parties and their respective counsel on and off for a number of months and the parties, independent of any discussions among American Apparel and Endeavor, finalized their negotiations and executed a definitive option agreement on November 9, 2006. Mr. Charney advised Mr. Ledecky of the possible buyout of Mr. Lim during their initial telephone conversation on October 25, 2006 At that time the negotiations between Messrs. Charney and Lim were substantially complete and the transaction was being reduced to writing. The terms of the final option agreement were: Mr. Lim granted Mr. Charney and the Company, collectively, an option to purchase all of his interests in the Company and LLC for an aggregate purchase price of $60 million. The consideration for the option was $10.00 and the term of the option was set to expire at 5:00 PDT on May 1, 2007.

As part of the transaction with Endeavor, the term of the option was extended from May 1, 2007 to December 15, 2007 (the “termination date” under the Acquisition Agreement signed

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November 9, 2007

on December 16, 2006). In the event that the transactions contemplated by the Acquisition Agreement are not consummated, the option shall terminate.

We have amended the section entitled “The Acquisition Proposal—Background of the Acquisition” on page 54 of the proxy statement to reflect this.

Certain Projections Provided by American Apparel page 55

16.	Please clarify how these projections were used in the valuation determinations.

The disclosure on page 60 of the proxy statement has been revised in response to this comment.

Valuation, page 58

17.	Provide clear disclosure as to how you determined the valuation for each valuation method used. For example, clarify how “the board calculated the expected initial valuation of American Apparel” by looking at the comparable companies and using the valuation of those companies in terms of expected 2006 revenues and EBITDA and expected 2007 EBITDA. The disclosure should be clear so investors can understand how the valuations were determined and clearly understand all assumptions made in the calculations. Also, explain how the information about comparable companies was used to determine that the median valuation for these companies was “2.4 times expected 2006 revenues, 13.6 times expected 2006 EBITDA, and 11.5 times projected 2007 EBITDA.” Explain how these amounts were used to determine the valuation range for American Apparel and disclose any assumptions or projections used in the determination of the valuation range.

The disclosure beginning on page 62 of the proxy statement has been revised in response to this comment.

18.	Please explain the reference to “IBES average estimates.”

The disclosure on page 62 of the proxy statement has been revised in response to this comment.

19.	Explain how the board calculated the “valuation of maximum consideration payable to American Apparel’s stockholders amounted to approximately $383.5 million.”

The disclosure on page 63 of the proxy statement has been revised in response to this comment. The amount is now shown as $362.5 million, reflecting the deletion of the $21 million of stock awards available for grant to American Apparel’s employees.

Interests of Endeavor and American Apparel’s Directors and Officers in the Transaction, page 63

20.	As previously requested, fill in the information that has been omitted from this section and update as necessary. Fill in missing information throughout the proxy statement, such as on page 73, when discussing regulatory matters.

Securities and Exchange Commission

November 9, 2007

The disclosure beginning on pages 8 and 69 of the proxy statement has been revised in response to this comment. Missing information has been inserted throughout the proxy statement except where such information will be referenced to the record date.

21.	The reference to the Lim buyout in the context of the indemnification provided by Messrs. Watson and Ledecky is unclear, since the indemnification would appear to cover expenses that exceeded the amount held outside the trust and that did not provide for valid waivers, only if the business combination were not completed. Please explain or revise the disclosure.

We have deleted the reference to the Lim buyout in the discussion on page 70 of the proxy statement because the Lim buyout will have no relevance unless the acquisition is completed and thus will have no effect on the amount of cash available to Endeavor if the acquisition is not completed.

22.	We reissue in part comment 44 of our letter dated September 21, 2007. Clearly state the officers and directors of Endeavor that will remain following the business combination as an officer, director or in any other capacity, and clarify whether you will enter into employment or other agreements with any of these individuals.

No present officer or director of Endeavor will continue in any capacity with Endeavor or American Apparel following the business combination. This is now disclosed on page 70 of the proxy statement.

23.	Disclose the total amount to be repaid to Messrs, Lim and Charney as of a recent practicable date. Specifically name the other officers and employees that will have loans repaid and clarify the amount as of a recent practicable date.

Please note that the total amounts to be repaid to Messrs. Lim and Charney, as well as the detailed listing of indebtedness to be repaid to other officers, employees and related parties, as of September 30, 2007, is provided in the section of the proxy statement entitled “American Apparel Related Party Transactions - Unsecured Indebtedness” on page 193, as well as in Schedule 2.22 located at page A-84.

Opinion of Jefferies Company, Inc., page 64

24.	Clearly disclose the “certain adjustments to American Apparel’s historical consolidated cash flow figures” and any other forecasts/projections prepared by American Apparel that were used in the valuation determination by Jefferies. We note your response to comment 48 of our letter dated September 21, 2007, which refers to the disclosure on page 57; however, the information on page 57 relates to the projections used in the determination by management of the transaction valuation.

The disclosure has been revised in response to the Staff’s comment on page 73 of the proxy statement to indicate the adjustments that were made to American Apparel’s historical consolidated cash flow figures.

The disclosure has been revised in response to the Staff’s comment on page 61 of the proxy statement to indicate that the projections were also used by Jefferies.

25.	Explain the reference to “total enterprise value” that was based upon the consideration paid and clarify how this information was used in the valuation determinations. It is unclear why the consideration to be paid should be used in determining the valuation of the transaction, since the purpose of the fairness opinion is to determine whether the transaction is fair to investors and to determine whether the 80% test was met. Please revise or advise.

Securities and Exchange Commission

November 9, 2007

The disclosure has been revised in response to the Staff’s comment on page 74. We respectfully note that the total enterprise value was not used to determine if the 80% test was met.

26.	Please explain how the historical trading analysis was used in determining the valuation of American Apparel, as previously requested in comment 50 of our letter dated September 21, 2007.

The historical trading analysis was not material in Jefferies’ valuation of American Apparel, and accordingly, has been deleted.

27.	We note the comparable companies listed on page 67 and the comparable transactions on page 69. Because the enterprise value is determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues, profits, and net assets for the comparable companies and compare them to those of American Apparel so that investors can determine whether they are reasonably comparable.

In response to the Staff’s comment, the disclosure has been revised on page 75 to add revenue, EBITDA and earnings per share information for each of the comparable companies for the last-twelve-months, and estimated amounts for 2007 and 2008. With regard to net assets, Jefferies has informed Endeavor that it did not review or compare the net assets of the comparable companies as it did not deem net assets relevant to its analysis.

28.	Please explain how you determined the “reference range deemed most meaningful.”

The disclosure has been revised in response to the Staff’s comments on pages 77 and 79 to explain how the reference ranges were selected.

29.	As requested in comment 46 of our letter dated September 21, 2007, please substantially revise your disclosure to explain more completely each valuation method. This disclosure should be clear and understandable so investors can understand the estimates and projections used and how the valuations were determined. Clearly disclose all assumptions and projections used in the valuations.

With the additional disclosures added in response to the Staff’s comments, Endeavor respectfully submits that the proxy statement now summarizes all material factors necessary to explain each of the valuation methods employed by Jefferies in its valuation analyses.

30.	Please explain in greater detail the qualitative determinations made by Jefferies and how these qualitative determination affected the quantitative valuation.

The disclosure has been revised on pages 76, 77 and 79 in response to the Staff’s comment. Endeavor respectfully submits that the proxy statement now summarizes all material qualitative determinations made by Jefferies and how these determinations affected the quantitative valuation.

31.	Clarify how Jefferies used American Apparel’s financial projections to estimate a range of terminal values by applying a range of EBITDA multiples to 2011 projected EBITDA. Clearly disclose the range of multiples and how you determined they were reasonable.

The disclosure has been revised on page 79 in response to the Staff’s comment.

Securities and Exchange Commission

November 9, 2007

Certain Waivers and Modifications, page 84

32.	Please explain the reason for the waivers and modifications.

The disclosure beginning on pages 92 and 93 of the proxy statement has been revised in response to this comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 87

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 92 General

33.	We note your response to comment 60 of our letter dated September 21, 2007. As it relates to pro forma adjustment 6 (pages 92 and 100), please revise to state that the repayment of these amounts is required by the acquisition agreement (consistent with your response and disclosure in related adjustments).

Pro forma adjustment 6 has been revised to state that such loans are required to be repaid pursuant to Section 5.25(c) of the Acquisition Agreement.

34.	We have reviewed your response to our prior comment 60 of our letter dated September 21, 2007. As it relates to pro forma adjustment 16 (pages 94 and 102) and pro forma adjustment 5 (pages 96 and 104), you have not demonstrated how these entries are directly attributable to the transaction, factually supportable, and expected to have a continuing impact in accordance with Article 11 of Regulation S-X. As such, please revise to remove these adjustments from the face of the pro forma financial statements. We will not object to the disclosure of these adjustments in a pro forma footnote.

As discussed below, pro forma adjustment #16 (pages 102 and 111) and pro forma adjustment #5 (pages 100 and 109) give effect to events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact on the registrant.

Elimination of the interest expense on obligations that are required to be repaid at the time of the closing. Pursuant to Section 5.25(c) of the Acquisition Agreement, certain obligations are required to be repaid at the time of the closing (pro forma adjustment #6 on pages 100 and 109 reflect repayment of these obligations). This pro forma adjustment eliminates the corresponding historical interest expense on these obligations incurred during the year ended December 31, 2006 and for the nine months ended September 30, 2007 as if the obligations were repaid at the beginning of each of the periods presented in accordance with the terms of the Acquisition Agreement. In accordance with Article 11 of Regulation S-X, this pro forma adjustment gives effect to the acquisition as if it had occurred on January 1, 2006.

Elimination of dividend income on cash in trust and the elimination of the accretion of trust fund relating to common stock. Pursuant to the Acquisition Agreement, all cash proceeds maintained in Endeavor’s trust fund account will be transferred into the cash operating account of American Apparel. Additionally, as required by Endeavor’s registration statement on Page 19 of its prospectus dated December 15, 2005, “Use of Proceeds- The funds held in trust will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, so that we are not deemed to be an

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November 9, 2007

investment company under the Investment Company Act. The proceeds will not be released from the trust account until the earlier of the completion of a business combination or our liquidation. The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we complete a business combination” and, on Page 20 of the prospectus, “Use of Proceeds- To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account which are not used to consummate a business combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business.” As a result, the reclassification of the excess cash balance from the trust fund to the operating cash account is required as a direct result of the acquisition transaction.

Accordingly, since this excess cash balance is required to be reclassified out of the trust fund and into an operating cash account (see pro forma adjustments #8 on pages 100 and 109), the historical dividend income earned from the trust fund investments must also be eliminated. No pro forma adjustment was made to reflect dividend or interest income that might have been earned on such operating cash balances since it would be inappropriate and more akin to a forecast and/or projection. Analogous guidance in the SEC Training Manual, Topic Three, Item III.A.1, “Common Pro Forma Preparation Problems” states that “The following adjustments generally are not appropriate on the face of the respective pro forma financial statements, but could be disclosed in the footnotes thereto. - 1. Interest income from the use of proceeds from an offering or asset sale.” Therefore, we believe it is not appropriate to include dividend or interest income from these excess cash balances in the pro forma statements of operations.

On Page 20 of the prospectus, it is stated— “Use of Proceeds - A public stockholder will be entitled to receive funds from the trust account (including interest earned on his, her or its portion of the trust account) only in the event of our liquidation or if that public stockholder (but not our existing stockholders) converts such shares into cash in connection with a business combination which the public stockholder voted against and which we consummate.” Accordingly, commensurate with the closing of the transaction, the common stock subject to possible conversion must either be redeemed or converted into permanent equity. As a result, the accretion of the dividend income attributable to the trust fund would be eliminated effective with the acquisition. In accordance with Article 11 of Regulation S-X, this pro forma adjustment gives effect to the acquisition as if it had occurred on January 1, 2006. Thus the accretion for the year ended December 31, 2006 and the nine months ended September 30, 2007 have been eliminated.

Elimination of Management fee. The management fee represents compensation paid to Mr. Charney during the year ending December 31, 2007 and the nine months ended September 30, 2007. Effective with the Acquisition Agreement, Mr. Charney will no longer receive this management fee as compensation. Accordingly the management fee for this compensation has been eliminated. As further evidence that this transaction is directly attributable to the transaction, pursuant to Section 5.25(c) of the Acquisition Agreement this obligation is required to be repaid at the time of the closing (pro forma adjustment #6 on pages 100 and 109 reflect repayment of this obligation). Concurrently with the closing of the Acquisition Agreement, Mr. Charney will enter into an employment agreement providing a base annual salary of $750,000 that effectively replaces the management agreement. Pro forma adjustment number 18 (pages 102 and 111) and pro forma adjustment number 7 (pages 100 and 109) reflect Mr. Charney’s compensation pursuant to the employment agreement. In accordance with Article 11 of Regulation S-X, this pro forma adjustment gives effect to the acquisition as if it had occurred on January 1, 2006.

Securities and Exchange Commission

November 9, 2007

2007 Performance Equity Plan Proposal, page 109

35.	We note your response to comment 63 of our letter dated September 21, 2007 and we reissue the comment. We are unable to locate any added disclosure, as indicated in your supplemental response.

A last minute change was made in the disclosure regarding the equity plan just prior to the filing of Amendment No. 1 to the proxy statement but the response letter was not revised to reflect this change. We apologize for the confusion that this may have caused.

As there is no present intention on the part of Endeavor to grant awards under the plan to its directors or executive officers at the closing of the acquisition or thereafter, we believe that no disclosure need be, or can be, made pursuant to Item 10(a)(2)(iii) of Schedule 14A as any benefits such persons might receive in the future under the plan are not determinable at this time.

Other Information Related to Endeavor, page 118

Offering Proceeds Held in Trust, page

36.	We note your response to comment 65 of our letter dated September 21, 2007. Please reconcile the statement “None of these funds have been allocated for the repayment of debt” with the statement “The remaining proceeds could potentially be used to pay off the existing debt of American Apparel.”

The disclosure on page 128 of the proxy statement has been revised in response to this comment.

Management’s Discussion and Analysis

General

37.	We have reviewed your response to comment 74 of our letter dated September 21, 2007. We were unable to find the enhancements to MD&A as indicated, thus we reissue the comment. In regard to AAI, please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. disclose the respective increase in sales attributed to new stores opened, same store sales and on-line activity for each fiscal year, ensure your variance explanation supports the change between periods). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts.

The MD&A has been significantly revised in a manner that we believe satisfies the requirements for this item.

Endeavor Acquisition Corp’s Managements Discussion and Analysis of Financial Condition and Results of Operations page 124

38.	Please explain the relationship, if any, between the base fee from an unrelated party of $3,000 identified on page 125 and the $7,500 fee to Ironbound Partners identified on page 126.

The disclosure on pages 130 and 132 of the proxy statement has been revised in response to this comment.

Securities and Exchange Commission

November 9, 2007

Business of American Apparel page 127

Legal Proceedings, page 136

39.	Clarify the date the former employee alleging age discrimination filed a claim with the EEOC, name the principal parties, provide a description of the factual basis alleged to underlie the proceeding, and the relief sought. We direct your attention to Item 103 of Regulation S-K. Also, update the current status, as known.

The disclosure beginning on page 145 of the proxy statement has been revised in response to this comment.

40.	Clarify the party with whom you entered into a confidential settlement of allegations of copyright infringement. Also, clearly name the other party that is seeking a similar claim.

The terms of the confidential settlement agreement referenced in the legal proceedings section of the proxy statement on page 146 prohibit American Apparel from disclosing the parties or any of the terms of settlement, except in limited circumstances. Additionally, since American Apparel is currently in very preliminary discussions with the other party claiming ownership rights to the likenesses in the advertisements, American Apparel believes that it may negatively impact the mediation to disclose the name of such party. However, the disclosure on page 146 of the proxy statement has been revised to further describe these parties.

Compensation Discussion and Analysis, page 137

41.	The compensation discussion and analysis should provide a detailed discussion as to what was paid to the named executive officers and how these amounts were determined. Please substantially revise the disclosure to provide the information required by Item 402(b) of Regulation S-K, We will have additional comments.

The disclosure on pages 146 to 151 of the proxy statement has been revised in response to this comment.

42.	Provide clear disclosure as to the compensation policies post-business combination and whether they will change. Provide a detailed disclosure.

The disclosure on pages 146 to 151 of the proxy statement has been revised in response to this comment.

43.	Provide clear disclosure of any compensation to be paid as part of the current transaction.

The disclosure on pages 146 to 151 of the proxy statement has been revised in response to this comment.

Summary Compensation Table, page 139

44.	It is unclear why the distribution of assets to Mr. Charney and Mr. Lint are not included in the summary compensation table. In addition, it is unclear why the management fee paid to Mr. Charney is not considered compensation. Please advise or revise. We may have further comment.

The disclosure on pages 146 to 151 of the proxy statement has been revised in response to this comment.

Securities and Exchange Commission

November 9, 2007

45.	It appears that the benefits identified on page 138 were not specifically quantified. Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K requires that you specifically identify and quantify any item (other than a perquisite or personal benefit) whose value exceeds $10,000 and that you quantify each perquisite or personal benefit whose value exceeds $25,000, In the footnotes, the table should provide the value of each separate item, perquisite or personal benefit required to be included. In addition, Item 402(c)(2)(ix)(F) of Regulation S-K specifically requires quantification of the insurance premiums paid by the company for the benefit of the named executive officer.

The disclosure on pages 146 to 151 of the proxy statement has been revised in response to this comment.

American Apparel’s Management Discussion and Analysis of Financial Condition and Results of Operations, page 141

46.	We note your response to comment 75 of our letter dated September 21, 2007 and we reissue the comment. The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-835O.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

The disclosure on pages 152 through 197 of the proxy statement has been revised in response to this comment.

Obligations Overview—AAI, page 163

47.	We note your response to comment 80 of our letter dated September 21, 2007 and we reissue in part the comment. Clarify whether the covenant violation is with the revolving credit facility with a bank. Discuss the covenants and explain the reason(s) why AAI is not in compliance. Add a risk factor discussing the violation, Clarify whether the bank and private investment firm agreed to waive the violation. Clarify whether the waiver was for that particular violation or whether it included potential future violations. Clarify whether the company continues not to be in compliance with the provisions. Clarify what effect, if any, the Endeavor acquisition will have on these credit facilities.

The disclosure on pages 35, 187, 188 and 189 of the proxy statement has been revised in response to this comment.

Securities and Exchange Commission

November 9, 2007

48.	We reissue comment 81 of our letter dated September 21, 2007. Name each entity providing these financial arrangements. You have simply referred to “various” for some of these arrangements.

The disclosure on page 187 of the proxy statement has been revised in response to this comment.

Financial Statements

AAI Financial Statements For the Six Months Ended June 30, 2007 and 2006

General

49.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The financial statements have been updated throughout in accordance with the requirements of Rule 3-12 of Regulation S-X.

AAI Financial Statements For the Years Ended December 31, 2006 and 2005

Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting policies. FS-37

General

50.	We have reviewed your response to comment 96 of our letter dated September 21, 2007. Consistent with your response, please disclose your policies for amounts due from credit card, debit card and electronic benefit transfer transactions and the related amounts presented as receivables for each period presented.

The disclosure on pages FS-9 and FS-39 of the proxy statement has been revised in response to this comment.

Revenue Recognition, FS-37

51.	We have reviewed your response to comment 97 of our letter dated September 21, 2007, noting you recognize revenue from wholesale and on-line sales at the time of shipment. Please confirm that the risk of loss is transferred to the buyer at the time of shipment in both scenarios (i.e. wholesale and on-line purchasers may pay for goods lost in transit as they bear the risk of loss upon shipment).

The shipping terms of American Apparel’s standard wholesale invoices and on-line orders provide that shipping is FOB shipping point and therefore the risk-of-loss is contractually with the customer. Occasionally, with respect to on-line purchases, as a courtesy to the customer, in the event that a package is lost during shipment, American Apparel has provided the buyer with replacement products at no additional cost. Such amounts have historically been minimal due to the quick delivery of the product (on-line product is usually received by the customer within 1 to 3 days of shipment.) and the experience rating of such losses (which are insured by the carrier) have been infrequent. Courtesy reshipments have been and are expected to be deminimus. Total on-line sales for the maximum number of days (3) it takes to be received by the customer approximates $130,000 which is not material.

Securities and Exchange Commission

November 9, 2007

CI Companies Financial Statements For the Years Ended December 31, 2006, 2005, and 2004

General

52.	We note you have revised your financial statements to reclassify shipping and handling costs from operating expenses to cost of sales in accordance with EITF 00-10 in response to comment 110 of our letter dated September 21, 2007. Please tell us how you evaluated SFAS 154 or revise to provide related disclosures. In addition, tell us how why your auditors did not re-date or dual date their report in accordance with AU 530.

The revised disclosure has been made on page FS-104 of the proxy statement. The auditors report on page FS-96 of the proxy statement has also been dual-dated.

Annexes, Exhibits and Schedules

53.	We note your response to comment 113 of our letter dated September 21, 2007 and we reissue in part the comment. Please file all material exhibits and schedules to annexes not already provided. In particular, and without limitation, we believe schedule 2.22 and the schedules discussing legal proceedings and environmental matters are material.

We have included, as part of Annex A to the proxy statement, such further schedules and exhibits that we believe are material. These include AAI Schedules 2.10 (legal proceedings) and 2.22 to the Acquisition Agreement. The listing of the AAI schedules now on page A-64 of the proxy statement has been notated to indicate the schedules that have been included and those that have been omitted, because we either deem them not to be material or, as in the case of Schedule 2.16 (environmental matters) because they indicate that no exceptions are applicable. With respect to Endeavor’s schedules, which are listed on what is now page A-85 of the proxy statement, we believe that all material information included in the schedules is discussed directly in the proxy statement. We will deliver to the Staff, as supplemental information, copies of all schedules that have been omitted.

54.	We note your response to comment 114 of our letter dated September 21, 2007. Please provide us with a copy of this agreement.

A copy of the agreement with KCL Knitting, LLC will be furnished to the Staff as supplemental information.

Form 10-K For the Year Ended December 31, 2006

Item 9A—Disclosure Controls and Procedures, page 21

55.	We note your response to comment 112 of our letter dated September 21, 2007. Your planned future disclosure does not fully address our comment. Please confirm that in all future Exchange Act filings, your disclosure will be revised to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed. Please provide us with your planned revisions. For guidance, refer to Item 307 of Regulation S-K.

Securities and Exchange Commission

November 9, 2007

We confirm, on behalf of Endeavor, that in all future Exchange Act filings Endeavor will revise its disclosure to state clearly, if true, that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at reasonable assurance levels. Alternatively, Endeavor will remove the reference to the level of assurance of its disclosure controls and procedures in future filings.

Other Exchange Act Filings

56.	We have reviewed your response to comment 115 of our letter dated September 21, 2007 that you will amend your other Exchange Act flings “as soon as practicable.” Please note that the Staff will need sufficient time to review such filings.

An amendment to Endeavor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 was filed on November 9, 2007, to incorporate changes consistent with disclosures in the proxy statement. A marked copy showing changes from the original filing will be sent to the Staff for its convenience.

Very truly yours,

/s/ Brian L. Ross

Brian L. Ross